November 23, 2010

Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. DiAngelo:

Nuveen Build America Bond Opportunity Fund

333-167407

811-22425

This letter responds to your comment received on November 11, 2010 regarding pre-effective amendment no. 2 to the registration statement on Form N-2 of Nuveen Build America Bond Opportunity Fund (the “Fund”). For convenience, your comment is repeated below, with the response immediately following.

Prospectus

1. Comment: Based on an understanding that the Fund will not have interest payments on borrowings, please clarify footnote 3 to the Summary of Fund Expenses on page 26 to state that the Fund does not currently intend to borrow or issue debt securities or senior securities.

Response: Agreed. The following sentence has been added as a new second sentence in footnote 3:

Given current market conditions, the Fund has no current intention to borrow (except as described herein) or issue debt securities or senior securities such as Preferred Shares.

In addition, the Fund supplementally advises the staff that it does not intend to borrow or issue debt securities or senior securities as disclosed in its prospectus for at least the first year of its operations.

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Securities and Exchange Commission

November 23, 2010

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.778.9252 or Dave Glatz at 312.807.4295.

Very truly yours,

/s/ Stacy H. Winick

Stacy H. Winick

Enclosures
Copies (w/encl.) to	Mark Winget
Sarah Cogan